Valkyrie ETF Trust II 485BPOS

Exhibit 99(d)(4)

Schedule A

(As of October 2, 2025)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date
CoinShares Altcoins ETF	0.95%	January 14, 2025	October 2, 2025	October 3, 2025	January 14, 2027